                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  Xircom, Inc.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                          ESR Acquisition Corporation,
                       a direct wholly-owned subsidiary of
                                Intel Corporation
--------------------------------------------------------------------------------
                            (Names of Filing Persons
            (Identifying Status as Offeror, Issuer or Other Person))

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    983922105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              F. Thomas Dunlap, Jr.
                  Vice President, General Counsel and Secretary
                                Intel Corporation
                           2200 Mission College Blvd.
                       Santa Clara, California 95052-8119
                                 (408) 765-8080

                                    Copy to:

                            Richard S. Millard, Esq.
                           Weil, Gotshal & Manges LLP
                         2882 Sand Hill Road, Suite 280
                          Menlo Park, California 94025
                                 (650) 926-6200

--------------------------------------------------------------------------------
            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*                  Amount of Filing Fee*


--------------------------------------------------------------------------------

*N/A

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.                Filing Party: Not applicable.

Form or Registration No.: Not applicable.    Date Filed: Not applicable.

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                -----------------------------------------------

================================================================================
The following is a joint press release issued by Intel Corporation and Xircom, Inc. on January 15, 2001 announcing the proposed tender offer and merger.
================================================================================

INTEL CORPORATION
2200 Mission College Blvd.
P.O. Box 58119
Santa Clara, CA 95052-8119



INTEL(R)                                                            News Release


Contact:
   Tom Beermann            Doug Lusk                   Kristi Cushing
   Intel Press Relations   Intel Investor Relations    Xircom Investor Relations
   408-765-6855            408-765-1679                805-376-9300

NOTE: Intel and Xircom executives will host a teleconference to discuss the details of this agreement and answer questions today at 1:00 p.m. PST, 4:00 p.m. EST. Press and analysts who are interested in hearing about this announcement may join the teleconference by dialing (913) 981-5517. To listen to the conference call replay, please call 719-457-0820, using code number 545199. The replay will be available from 4:00 p.m. PST on 1/15/01 until 4:00 p.m. PST on 1/29/01


                             INTEL TO ACQUIRE XIRCOM
                         FOR APPROXIMATELY $748 MILLION

SANTA CLARA, Calif. Jan. 15, 2001 - Intel Corporation and Xircom, Inc. today announced that they have entered into a definitive agreement under which Intel, through a wholly owned subsidiary, would acquire Xircom for $25 per share in an all-cash tender offer valued at approximately $748 million. In addition, Intel will assume all existing vested and unvested employee options. The acquisition complements Intel's existing desktop PC and server-based network access businesses by enabling Intel to provide new products for notebook and mobile computing uses.

     Xircom, based in Thousand Oaks, Calif., is a supplier of PC cards and other products used to connect mobile computing devices to corporate networks and the

Internet. Xircom is a leader in innovative small-form-factor networking products and has strong and well-established sales channel relationships.

     "The acquisition of Xircom provides Intel with an award winning lineup of products and technologies in the fast growing mobile computing area," said Mark Christensen, Intel vice president and general manager of Intel's Network Communications Group. "Xircom's strengths in small-form-factor design combined with our silicon expertise will allow us to provide customers with new and innovative solutions for linking mobile computing devices to corporate wired and wireless networks."

     "The combined strengths of Intel and Xircom will be a tremendous benefit to our customers," said Dirk Gates, Xircom chief executive officer. "Customers will have access to a more complete line of products and will benefit from the innovation our combined companies will apply to mobile computing and wireless networking."

     The agreement provides for a cash tender offer to acquire all of the outstanding shares of Xircom common stock at $25 per share, which will commence within ten working days. The Board of Directors of Xircom has approved the definitive agreement and has unanimously recommended that Xircom stockholders tender their shares pursuant to the offer. Intel's obligations to accept shares tendered in the offer will be conditional upon the tender of a majority of outstanding Xircom shares on a fully-diluted basis, regulatory approvals and other customary conditions, and compliance by Xircom with certain financial and business criteria. The tender offer will expire 20 business days after it is commenced, but may be extended under certain circumstances. The current chief executive officer of Xircom has agreed to tender his shares in the offer. It is expected that all shares not purchased in the tender offer will be converted into the right to receive $25 per share in a second-step merger following the tender offer.

     The acquisition is expected to be completed in the first quarter of this year. Upon completion of the acquisition, Xircom will become a wholly owned subsidiary of Intel. The organization will be part of Intel's Network Communications Group.

     Xircom sells and supports its products in over 100 countries through distributors, resellers, electronic channels and global OEM partnerships. Headquartered in Thousand Oaks, Calif., with regional headquarters in Belgium, Japan and Singapore, Xircom has 1,900 employees worldwide and trailing four-quarter revenue of $492 million. Please visit www.Xircom.com for more information.

     Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.Intel.com.

     Xircom shareholders are advised to read the tender offer statement regarding the acquisition of Xircom referenced in this news release, which will be filed by Intel and ESR Acquisition with the SEC, and the related solicitation/recommendation statement which will be filed by Xircom with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Xircom at no expense to them. These documents also will be available at no charge at the SEC's web site, www.sec.gov.

                                    # # # # #

     Today's press release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events. These statements AND all other statements that may be made on this call that are not historical facts, are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Intel and Xircom. The forward-looking statements in this release address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the acquisition. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Xircom's businesses will not be successfully integrated with Intel's business; costs associated with the acquisition; the successful completion of the acquisition; matters arising in connection with the parties' efforts to comply with applicable regulatory requirements relating to the transaction; increased competition and technological changes in the industries in which Intel and Xircom compete; impact of events outside the United States such as the business impact of fluctuating currency rates or unrest or political instability in a locale; finally, current negative trends in global economic conditions make it particularly difficult at present to predict product demand and other related matters. For a detailed discussion of these and other cautionary statements, please refer to Intel's filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 25, 1999 for Intel.

================================================================================
The following is a script from a joint conference call conducted by Intel Corporation and Xircom, Inc. on January 15, 2001.
================================================================================

OPERATOR

o Welcome to today's teleconference call. I give you Doug Lusk, Assistant Treasurer, Investor Relations at Intel.

Doug Lusk

o Good afternoon, and welcome to today's press and analyst conference call hosted by Intel and Xircom. The purpose of today's call is to discuss the details of Intel's acquisition of Xircom, which was announced earlier today.

o For a copy of the news release on this announcement, please check Business Wire or the Intel or Xircom Web sites. To hear a replay of this conference call, a full recording can be accessed through January 29, 2001 by dialing
     (719) 457-0820 with passcode number 545199.

o Joining us today for this call are Greg Lang, Vice President and General Manager of the Platform Networking Group at Intel, and Dirk Gates, Xircom CEO. Greg and Dirk will first take just a few minutes to discuss the reasons behind this acquisition. Afterwards, they will be happy to field your questions.

o The two companies have entered into a definitive agreement under which Intel, through a wholly owned subsidiary, would acquire Xircom for $25 per share in an all-cash tender offer valued at approximately $748 million. In addition, Intel would assume all existing employee options.

Xircom shareholders are advised to read the tender offer statement regarding the acquisition of Xircom referenced in this news release, which will be filed by Intel and ESR Acquisition with the SEC, and the related solicitation/recommendation statement which will be filed by Xircom with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Xircom at no expense to them. These documents also will be available at no charge at the SEC's web site, www.sec.gov.

o Finally, before we begin, please be patient as I read our safe harbor language:

     Today's press release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events. These statements AND all other statements that may be made on this call that are not historical facts, are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Intel and Xircom. The forward-looking statements in this release address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the acquisition. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Xircom's businesses will not be successfully integrated with Intel's business; costs associated with the acquisition; the successful completion of the acquisition; matters arising in connection with the parties' efforts to comply with applicable regulatory requirements relating to the transaction; increased competition and technological changes in the industries in which Intel and Xircom compete; impact of events outside the United States such as the business impact of fluctuating currency rates or unrest or political instability in a locale; finally, current negative trends in global economic conditions make it particularly difficult at present to predict product demand and other related matters. For a detailed discussion of these and other cautionary statements, please refer to Intel's filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 25, 1999 for Intel.

     Now let me turn the call over to Greg Lang, Vice President and General Manager of the Platform Networking Group at Intel.

GREG LANG

o    Good afternoon everyone. Thank you for calling in.

o Today, we are pleased to announce that Intel and Xircom have entered into a definitive agreement under which Intel would acquire Xircom for $25 per share in an all-cash tender offer valued at approximately $748 million.

o The transaction is subject to regulatory review, successful completion of the tender offer, compliance by Xircom with certain financial and business criteria and other normal closing conditions. We expect to close this deal in the first quarter of this year.

o Our goal in NCG is to be the vendor of choice for communication silicon and software building blocks that drive the Internet economy. One of our strategic objectives is to be a WW leader in client and server connectivity in business and home. Today we are already a leading provider of desktop and server connectivity products, such as NICs, LOM and server adapters. This acquisition complements those businesses by enabling us to provide connectivity products for notebook and mobile clients.

o Mobile computing is one of the fastest growing PC market segments as more and more corporations move to notebooks as the primary PC for their employees. This acquisition will enable us to combine our silicon expertise with their small form factor design strength to provide new and innovative solutions for linking mobile computing devices to corporate wired and wireless networks.

o As notebook OEMs integrate more communications capabilities on the notebook platform, the combination of Intel and Xircom are in an excellent position to meet their requirements.

o We have had a close and excellent relationship with Xircom for several years including an OEM agreement whereby Xircom supplies us Intel-branded mobile PC cards for resale through our reseller channel. We have also been an investor in Xircom since 1997. Xircom is a technology leader with demonstrated engineering expertise, proven innovation in small form factor design and well-established sales channels. They are a leading supplier of PC cards and other products used to connect mobile computing devices to corporate networks and the internet

o Xircom will become a wholly owned subsidiary of Intel and become part of our Platform Networking Group.

o In summary we get products, channels and people to allow us to provide innovative products to connect mobile computing devices to networks. With that said, it is my pleasure to introduce Dirk Gates, CEO of Xircom.

DIRK GATES

o    Thank you for joining us.

o We are very excited about the agreement announced today with Intel. The combination of Intel and Xircom will benefit our customers, who will enjoy access to a more complete line of products and benefit from the innovation that our combined companies will apply to mobile computing and wireless networking.

o Founded in 1988, Xircom is headquartered in Thousand Oaks, California, with regional headquarters in Belgium, Japan and Singapore. We currently have 1,900 employees worldwide with approximately $500 million in annual revenues.

o Xircom is a leading global provider of mobile networking and information access solutions for mobile computer users. Our connectivity solutions allow mobile users worldwide to connect notebook and handheld computers to corporate networks, the Internet, intranets, extranets, and other online resources. We are focused on the design, development, manufacture, marketing and support of mobile information access products for notebook and handheld computers and other computing devices. Our products are recognized for innovative technology, high reliability and broad compatibility. We sell and support our products in over 100 countries through distributors, resellers, electronic channels and global original equipment manufacturer ("OEM") partnerships.

o    Let me take a few minutes and explain the rationale behind this deal:

1) Xircom complements Intel's desktop PC and server-based network businesses by enabling Intel to provide products for notebook and mobile computing uses.

2) Xircom's strength in small form-factor design and sales channels complement Intel's silicon design and manufacturing expertise.

3) Lastly, the combination of our strong engineering team and channel lineup with Intel's silicon expertise will allow the development and sales of new products for the fast growing mobile computing segment.

o Let me close by mentioning that in a separate announcement we released our fiscal 2001 first quarter earnings today. We reported $120 million in revenue and $0.01 EPS on a pro forma basis. We'll be holding a conference call tomorrow at 4:30 pm eastern time to discuss those results. Please refer to our press release for more details and conference call dial in information.

We are now finished with the opening comments and we would like to open the conference for questions. Doug back to you.

DOUG

Ok operator we are now ready to take questions from the audience. We ask that in the interest of others you limit yourselves to one question. In addition, Intel is currently in its quiet period and will announce fourth quarter results tomorrow, so please restrict your questions to this transaction. Thank you. Operator.

DOUG LUSK

Closing Comments:

o    Thank you for participating in this afternoon's conference call.

Once again, you can hear a replay of this call by dialing 719-457-0820 with passcode number 545199.

===============================================================================
The following is the transcript from a joint conference call conducted by Intel Corporation and Xircom, Inc. on January 15, 2001.
===============================================================================

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 1


                                INTEL CORPORATION

                              MODERATOR: DOUG LUSK
                                JANUARY 15, 2001
                                  3:00 P.M. CT

Operator: Good day, everyone and welcome to the Intel Corporation's Intel acquisition of Xircom conference call. Today's call is being recorded. At this time, I'd like to turn the call over to Mr. Doug Lusk, Assistant Treasurer of Investor Relations at Intel. Please go ahead, sir.

Douglas Lusk: Good afternoon and welcome to today's press and analyst call hosted by Intel and Xircom. The purpose of today's call is to discuss the details of Intel's acquisition of Xircom, which we announced earlier today. For a copy of the news release, please check Business Wire or the Intel or Xircom Web sites. To hear a replay of this conference call, a full recording can be accessed through January 29th by dialing 719-457-0820 with pass code number 54599.

     Joining us today are Greg Lang, Vice President and General Manager of the Platform Networking Group at Intel, and Dirk Gates, Xircom CEO. Greg and Dirk will first take a few minutes to discuss the reasons behind the acquisition. And, afterwards, they will be happy to field your questions.

     The two companies have entered into a definitive agreement under which Intel, through a wholly owned subsidiary, would require Xircom for $25 per share in all cash tender offer valued at approximately $748 million. In addition, Intel would assume all existing employee options.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 2



     Xircom shareholders are advised to read the tender offer statement regarding the acquisition of Xircom referenced in this news release, which will be filed by Intel and ESR acquisition with the SEC and the related solicitation recommendation statement, which will be filed by Xircom with the SEC.

     The tender offer statement, including an offer to purchase letter of transmittal and related tender offer documents and the solicitation recommendation statement, will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be available to all shareholders of Xircom at no expense to them. These documents also will be available at no charge at the SEC's Web site, www.sec.gov.

     Finally, be patient while I read the Safe Harbor language. Today's press release contains forward-looking statements based on current expectations or beliefs as well as a number of assumptions about future events. These statements and all other statements that may be made on this call, that are not historical facts, are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

     The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance, and are subject to a number of uncertainties and other factors, many of which are outside the control of Intel and Xircom. The forward-looking statements in this release address a variety of subjects including, for example, the expected date of the close of acquisition and the potential benefits of the acquisition.

     The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements. The risk that Xircom's business will not be successfully integrated with Intel's business, costs associated with the acquisition, the successful

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 3



     completion of the acquisition, matters arising in connection with the parties' efforts to comply with applicable regulatory requirements relating to the transaction, increased competition, and technological changes in the industries in which Intel and Xircom compete, an impact of events outside the United States such as business impact of fluctuating current rates or unrest, or political instability and (locale). Finally, current negative trends and global economic conditions make it particularly difficult at present to predict product demand and other related matters. For a detailed discussion of these and other cautionary statements, please refer to Intel's filings with the SEC including the annual report on Form 10-K for the year ended December 25th, 1999, for Intel.

     Now, let me turn it over to Greg Lang, Vice President and General Manager of the Platform Networking Group at Intel - Greg?

Greg Lang: Thank you. Good afternoon, everyone, and thanks for calling in. We're pleased today to announce that Intel and Xircom has entered into a definitive agreement under which Intel will acquire Xircom for $25 per share in an all cash tender offer approximately valued at $748 million. Transaction subject to regulatory review, successful completion of the tender offer, compliance by Xircom with certain financial and business criteria, and other normal closing conditions. And we expect this deal to close sometime in the first quarter of this year.

     Our goal within the Networking Communication Group is to be the vendor of choice for silicon and software building blocks that drive the Internet economy. And within NCG, one of our strategic objectives is to be the worldwide leader in client and server connectivity for businesses and in the home. Today, we're already a leading provider of desktop and server connectivity products such as ethernet, fast ethernet, gigabyte ethernet, (nicks), (LAN) on motherboard and sever adaptors. And this acquisition compliments those businesses by enabling us to provide connectivity products for the notebook and mobile client segments.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 4



     Mobile computing is one of the fastest growing PC market segments. Not only are the base notebook sales growing faster than desktop sales. But communications converge on the notebook platform for both the wide area network, the local area network, wired and wireless means of connectivity. This acquisition will allow us to combine our Silicon strengths and expertise with Xircom's small form-factored design strength to provide new and innovative solutions for linking the mobile computing devices to corporate wired and wireless networks. Also, as notebook OEMs integrate more of these communications inside the notebook, the combination of our capabilities at Intel and Xircom make - put us in an excellent position to deliver on their requirements.

     I'd also like to point out that the two companies are not strangers. We've had a close working relationship with Xircom for the past several years, including a equity investment of - in 1997 and an OEM agreement by which Xircom supplies Intel with most of its branded mobile PC cards for resale through our reseller channel. We've also been working together on a number of different product areas in the past, and have a very compatible culture between the organizations. Xircom is a leading supplier of PC cards and other products used to connect mobile computing devices to corporate networks and the Internet.

     Xircom will become a wholly owned subsidiary of Intel and become part of our Platform Networking Group, which has the charter for client and server connectivity to home and business environments. So, in summary, we get great products, channels, and people that will help us provide innovative products to the - to connect mobile computing devices to a variety of different networks. With that said, it's my pleasure to introduce Dirk Gates, CEO of Xircom.

Dirk Gates: Thank you, Greg. And thank all of you for joining us today. We're very excited about the agreement we announced today with Intel. The combination of Intel and Xircom will benefit our customers, who will now enjoy access to a more complete line of products and technologies, as

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 5



     well as benefit from the innovation that our combined companies will bring to mobile computing and wireless networking.

     For those of who may be unfamiliar with Xircom, we were founded in 1988 and are headquartered in Thousand Oaks, California. We also have regional headquarters' offices in Belgium, Malaysia, Singapore, and Japan. Currently, we have around 1,900 employees worldwide and we are approximately a half a billion dollars a year in annual revenues.

     Today, we're the leading global provider of mobile networking and information access solutions for mobile computer users. We're focused on all aspects of design, development, manufacturing, marketing, and support for mobile information access products for notebook and handheld computers, as well as other computing devices.

     Our connectivity solutions allow mobile users worldwide to connect to notebook and hand - connect their notebook and handheld computers to corporate networks, the Internet, intranets, extranets, and other online resources. Our products have been recognized and continue to be recognized for innovative technology, higher reliability, and broad compatibility.

     We sell and support our products in over 100 countries through distributors, resellers, electronic channels, and global original equipment manufacturers, or OEMs. Let me now take a few minutes, myself, and explain why I think the fit between Intel and Xircom is great.

     Xircom will be able to compliment Intel's desktop PC and server-based networking businesses by enabling Intel (now) to, as well, provide products for notebook and mobile and computing users. Also, Xircom's strength, (in) small form-factored design - and our sales channels - compliment Intel's Silicon design and manufacturing expertise. Lastly, the combination of both of our strong

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 6



     engineering teams and our channel lineups with Intel's Silicon expertise will allow us to develop and sell new products for the fast growing mobile computing segment.

     Let me close by mentioning that, in a separate announcement today, we released our fiscal 2001 first quarter earnings. We reported 120 million in revenue for the December quarter, and one cent earnings per share on a pro forma basis. We'll be holding a separate conference call tomorrow at 4:30 p.m. Eastern Time to discuss those results. Please refer to our press release and - for more details and for conference call dial-in information. With that, I'm finished with my comments and, Doug, I'll throw it back to you.

Douglas Lusk: OK, Operator, we're now ready to take some questions from the audience. We ask that, in the interest of others and time, you limit yourselves to one question, if possible. In addition, Intel is currently in its quiet period, and we'll announce fourth quarter results tomorrow. So please restrict your questions to this transaction. Thank you - Operator.

Operator: Thank you, gentlemen. Today's question-and-answer session will be conducted electronically. If you'd like to ask a question, please do so by pressing the star key, followed by the digit one on your touch-tone phone. Once again, if you do have a question, press star one. And we'll pause just a moment to assemble question our roster.

     We'll take our first question from William Becklean with SunTrust.

William Becklean: Hi, Dirk?

Dirk Gates: Hey, Bill.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 7



William Becklean: Congratulations, I think this is a nice deal for both Xircom and Intel. Let me ask one question; it's got three parts but they're all related. Why cash? Whose initiative? And why now?

Dirk Gates: Let me - let me - let me take a stab at those. The "Whose initiative?" As Greg said, we've had a long working relationship in the mobile space. And, in fact, we've been working together in the mini PCI space. And, as you know, Bill, mini PCI is one of our largest strategic challenges. And so, as mini PCI started to heat up, it was natural that we continued our discussions with Greg and his group about how we could best work together to really go dominate the mini PCI arena. And as we - as we explored this, it became - (it made) more and more sense that the best way to accomplish that is with this transaction.

William Becklean: That makes sense.

Dirk Gates: The "Why now?" is really a function of the ramp in mini PCI. If you look at what's been happening in the market, we started - we saw our first big mini PCI quarter in September. That really heated up the discussions, both internal and with Intel, about how can we go - how can we go really win at this business and that's really where the timing came from. And the "Why cash?" was, you know, basically just - that's the offer that Intel put on the table.

William Becklean: Thanks, Dirk.

Operator: We'll go next to Trip Singh with Alliance Capital.

Trip Singh: Hello. I have a question here. We do have Xircom earnings of one cent, and I believe the consensus was at 14 cents, if I'm right. If you can comment on that.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 8



     Secondly, I was also wondering about the timing of this deal. Like Xircom was expected to announce their earnings on (17th). Intel was - is expected to announce the results on (16th). The timing, does it have any - should we
     - should we be looking deeply into the timing of this deal from the earnings perspective anyway? Thank you.

Dirk Gates: Let me - let me take a couple of those questions on the Xircom side.
     I think the actual consensus estimate was 12 cents per share. And, yes, we did report one cent. A couple of factors there: General softness in the PC industry, as I'm sure, as everyone is aware from other announcements, as well as on the earnings side and on our profitability. As I discussed with Bill, our mix shift from PC cards to more of an embedded solution has resulted in the declining gross margin. Actually, that's one of the great outcomes of this teaming with Intel is that, for that business, that will be reversed because of our access to the - some of the core Silicon technology.

     In terms of the timing, this is - this is simply when the deal came together. And, yes, we both do have earnings announcements later this week. We did not - you know, we did not want to actually collide with either one of those announcements. We want to try to get this on the table as soon as possible, frankly, for the - for the benefit of employees, which will ultimately benefit the shareholders. The sooner we can get this deal announced and continue working forward to get it closed, the better off everyone was. So this just happened to be the most convenient day post everything that had to get done to announce - to go ahead and announce.

Trip Singh: Thank you.

Operator: Once again, if you do have any questions, please press star one. And we'll go next to Chris Stix with Morgan Stanley.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                          Page 9



Chris Stix: Hello. Can - are there any significant contingencies to the transaction?

Dirk Gates: Any - no significant contingencies of the transaction; just normal closing language.

Chris Stix: And (one question), if you could. In the quarter, Dirk, (how's) the non-PC card products do?

Dirk Gates: In the quarter, how the non-PC card products do? Chris, they ramped up. I don't have those numbers directly in front of me but I would invite you to dial in tomorrow. We have our conference call at 4:30 - our normal quarter end - and Steve will be joining us. And we'll have the complete break down by product line, and how everything turned out.

Chris Stix: Thank you.

Operator:  We will go next to Henry Norr with the "San Francisco Chronicle."

Henry Norr: Hi, I just wondered what plans you have for the (Rex). Will you continue to go up and market the (Rex)?

Dirk Gates: This is Dirk. Certainly, as we're working through the closing period here, yes, it's full steam ahead with the (Rex). We will take the time as we - as we become part of Intel, post closing, to really sit down and understand the strategic fit for all of our products, including (Rex), within the Intel organization, and figure out what makes the most sense. So stay tuned; we'll figure that out as we get further past the close and into integration.

Henry Norr: Thank you.

Operator: Our next question comes from Paulson Partners with John Paulson.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                         Page 10



(Nicolai Pachinko): Yeah, hi, this is actually (Nicolai Pachinko) for John
     Paulson. Congratulation on good strategic fit. I had a question regarding the compliance with financial and business criteria. I'm wondering - since this is the end of the quarter, you must be aware with Xircom's performance as of now. What is the uncertainty here that you're trying to ensure yourself against?

Dirk Gates: It's really not uncertainty; it's really a question strategic in nature. The general market dynamics in mobile computing is a - is a shift from what have been traditionally PC cards for the - for the delivery of wired connectivity solutions to mini PCI (or) imbedded form factor for the delivery of those wired solutions. So within our business, we have great intellectual property around the mechanical form factor for delivering those solutions and PC cards. We do not have a tremendous amount of intellectual property around the core communications technologies itself.

     As the market is shifting from a PC card solution to an imbedded solution, it becomes more critical that you have access to the core intellectual property around the communication solution and the silicon, and less critical around some of the mechanical design innovation that we've been known for. So during this market shift, the kinds of technologies that Intel has to offer the communication side can bring a tremendous amount of leverage and synergy to our business to allow us to continue to go grow that business on the imbedded side, and grow it profitably.

     So it really ends up being - it's a win from the Xircom side because it gives us the - some of the key pieces we're missing to continue to grow and win at that business. It's a win from the Intel side because they've got great coverage on the - on the desktop and server side, great coverage in other areas. They really don't have a mobile - a mobile group to - (per se), inside the company. So Xircom becomes that for Intel.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                         Page 11



(Nicolai Pachinko): I'm sorry, just a follow-up. I'm just really trying to understand. Why did you put a business condition in the offer document given that the timeframe here is a matter of 30 days? What can change?

Dirk Gates: (I) - just normal course of - normal course of business. I mean, I don't know that there's anything really to that.

(Nicolai Pachinko): OK, thank you.

Operator: We will go next to Rick Whittington with Bank of America.

(Eric Grenady): Hi, this is (Eric Grenady) for Rick Whittington. We recall - in
     August, I believe, you made an acquisition of (Ziotech) and I believe that was to enter the Internet server appliance market. Is this acquisition, Xircom, you know, part of that? Or is it different strategy?

Greg Lang: Yeah.

(Eric Grenady): Thanks.

Greg Lang: That was - I would characterize it as a different strategy. Really, what we're trying to address here is mobile connectivity for notebooks, sub notebook, and handheld type of devices. And we believe that the notebook market is a very fast growing market. The communications, challenges, and the notebook are unique in that there's a number of different technologies that all come together at the notebook which happens to be a small form factor. And delivering solutions for that requires not only Silicon capabilities, but also some creativity and small form-factor design expertise to deliver solutions. So this is focused very much on helping those notebooks get on the

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                         Page 12



     network and delivering communication solutions around that for both the wired and the wireless world.

(Eric Grenady): So you will not choose any part of (Ziotech's) acquisition to help out with this acquisition - with the Xircom acquisition?

Greg Lang: Well, it's probably too soon to say. After close, we - you know, we'll be looking for synergies with inside the organization in determining, you know, how to make tradeoffs on road map decisions and investments that we're making across the - you know, the portfolio of our combined capabilities.

(Eric Grenady): Got it. Thanks, congratulations.

Gregory Lang: Thank you.

Operator: We'll go next to Matthew Halbower with Citadel.

Matthew Halbower: Hello, I suppose I have two questions. First, I was wondering if you could speak to the agreement that Xircom has with Nortel, and how the acquisition might affect that. And then, secondly, I didn't understand the explanation as to what the certain financial and business criteria were. Perhaps you could elaborate on that.

Dirk Gates: Sure, let me take the - let me take the Nortel question. This is Dirk. You know, I think, actually, you know, I - you know, from our interaction with Nortel, and particular in their (3-G) efforts, they were looking for a vendor to supply the client side connectivity that would be required to really complete the system. And they were looking for the vendors they thought would be - do

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                         Page 13



     the most credible job and be able to reach critical mass, and really supply in volume those technologies at good price points. They really are looking for us to be a market enabler.

     One of the reasons why they chose Xircom in the first place was because of our mobile focus and expertise; because of our manufacturing expertise. Because of the size of the company and the strength behind the company, they knew we'd be a serious player in this space. I think our now being a part of Intel only strengthens all of those arguments.

     We're more credible; we're stronger; we're a more serious player than ever, now being part of Intel's network and communications group. So I believe that actually strengthens our position with Nortel and other folks to be looking for these kinds of mobile communication solutions.

Greg Lang: And I'll take a shot at answering the second question. I think it was around - more details around the specific business conditions. I think the best advice would be to read through the tender offer that we'll file shortly in the next seven to 10 days and look for the data in there.

Matthew Howbower: Thanks.

Operator: Once again, if you do have any questions for today's panel of speakers, it's star one. And we'll go next to Louis Whiteman with "The Daily Deal."

Louis Whiteman: Yes, gentlemen, thank you for taking my call; just a couple of real quick things for Xircom. One, did you use an investment banker to complete this? And, two: any layoffs expected from this?

Dirk Gates: Sure, on the investment-banking question. (Broadview) were advisors to the board. And on the layoff question; as (Greg) has mentioned earlier, one of the reasons that Intel is interested in

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                         Page 14



     Xircom is for all of our assets including our people, and what we can bring. So, currently, there are no planned layoffs as we - as we move forward and integrate into Intel.

Louis Whiteman: One other thing. Did you - corporate law firm - who represented you there?

Dirk Gates: On the legal side, we were advised by Gibson, Dunn & Crutcher.

Louis Whiteman: Thank you.

Operator: We do have a follow-up from Trip Singh with Alliance Capital.

Trip Singh: Yes, I was just wondering, like - since Xircom's earnings miss is huge, the analysts - actually, I'm looking at it right now - had expected 14 cents and the earnings came up at one cent. That's a huge miss.

     I was wondering: when did Xircom realize the earnings is going to be missed by such a big amount? And is this acquisition by Intel in any way, shape, or form (a way) of their (Xircom to prevent) itself from any lawsuits that could have emerged because of this massive earnings miss?

Dirk Gates: Let me - let me talk - let me speak to that. We'll have more detail on the earnings, as well, on our conference call tomorrow. Actually, these discussions and this transaction have been in progress for most of the quarter. So that this is - this particular transaction is - by no means, was something that was basically pursued because we were - we were missing the quarter. And, in fact, contrary, we were - we were pursuing these discussions and looking at the strategic fit that before this particular quarter occurred.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                         Page 15



Trip Singh: Well, what I was wondering is: during this quarter, when did Xircom realize that they are missing the quarter? And usually - I mean, when did Xircom realize that they are missing the quarter? And, anyway, do you think
     - this question for Intel - like this whole idea that Xircom is missing the estimates by a very huge margin. Could this (be) something that we can't see - we are not seeing right now as investors in Xircom? Like is there something because it's not so (clear) right now.

     I'm just wondering if - because the timing is something that is bothering me right now - because we have Intel's announcement - earnings announcement. We had Xircom just missed its earnings by a very massive amount and then some sort of liability is maybe taken by Intel. I'm not too sure. Any comments on that? Do you know - alleviate our concerns, it will be greatly appreciated.

Doug Lusk: Yes, we're not commenting. As I said, we're in our quiet period. We will announce earnings tomorrow - Intel will announce earnings tomorrow. As Dirk mentioned, he will be having a call to talk about his earnings announcements tomorrow, also. Could we take the next question, please?

Operator: Certainly, we will take our final question from Jerry Hirsch with the LA Times.

Jerry Hirsch: Hi, thanks for taking my question. I have I guess three parts. One is: what percent of Xircom does Intel own? And I think it's Mr. Lang; could you spell your first and last names and repeat your title again? And I'm - a general (assignment) reporter, here, filling in for one of the tech reporters. I need to know what the small form factor is. I assume it's the miniaturization that's necessary for handheld and laptops, and sub notebooks. But I want to make sure that that's correct.

                                                               INTEL CORPORATION
                                                            Moderator: Doug Lusk
                                                            1-15-01/3:00 p.m. CT
                                                            Confirmation #545199
                                                                         Page 16



Greg Lang: OK, I'll start backwards. The - you are correct. Small form factors;
     what we're referring to there are the small and sometimes unusual or unique form factors required to coexist in the small, tight spaces of a notebook. And that's one of the, you know, unique challenges of the notebook platform is you don't have a lot of space or power to work with.

     The second question, working backwards, is my name is Greg, G-R-E-G L-A-N-G. Title is Vice President and General Manager of Platform Networking Group. And the third question was: approximately how much do we own today of Xircom. That's in the - it's approximately six percent - just over six percent.

Jerry Hirsch: Does the $748 million include that six percent? Was that factored into it?

Greg Lang: It's the - that's the total shares outstanding for the - yeah, so it will be inclusive of that.

Jerry Hirsch: OK.

Douglas Lusk: Operator, do we have any other questions?

Operator: At this time, we have no further questions in the queue and I'd like to turn the call back over to you for any final remarks.

Douglas Lusk: OK, thank you - thank you, everyone for participating in this afternoon's call. Once again, if you would like to hear a replay of this call, please dial 719-457-0820 with pass code number 545199. Thank you.

Operator: This does conclude today's conference call. We thank you for your participation and you may disconnect at this time.

                                       END

================================================================================
The following is a Q&A script prepared and used by Intel Corporation as a supporting document for the press release and investor relations and on an analyst's conference call on January 15, 2001.
================================================================================

INTEL CONFIDENTIAL
XIRCOM ACQUISITION
QUESTIONS AND ANSWERS

PREPARED BY TOM BEERMANN

January 15, 2001

BACKGROUND: Intel Corporation and Xircom, Inc. today announced that they have entered into a definitive agreement under which Intel, through a wholly owned subsidiary, would acquire Xircom for $25 per share in an all-cash tender offer valued at approximately $748 million. In addition, Intel would assume all Xircom employee options. The acquisition complements Intel's existing desktop PC and server-based network access businesses by enabling Intel to provide new products for notebook and mobile computing uses.

Xircom, based in Thousand Oaks, Calif. is a supplier of PC cards and other products used to connect mobile computing devices to corporate networks and the Internet. Xircom is a leader in innovative small-form-factor networking products and has strong and well-established sales channel relationships.

KEY MESSAGES:

o This acquisition complements Intel's existing desktop PC and server-based network access businesses by enabling Intel to provide new products for notebook and mobile computing uses.

o Xircom's strengths in small form factor design combined with Intel's silicon expertise, will allow Intel to provide customers with new and innovative solutions for linking mobile computing devices to corporate networks.

QUESTIONS AND ANSWERS:

Q1: WHAT HAVE YOU ANNOUNCED?

A1: Intel Corporation today announced that it has entered into a definitive agreement with Xircom Inc. under which Intel, through a wholly subsidiary, would acquire Xircom for $25 per share in an all-cash tender offer valued at approximately $748 million. In addition, Intel would assume all Xircom employee options. The acquisition complements Intel's existing desktop PC and server-based network access businesses by enabling Intel to provide new products for notebook and mobile computing uses.

Xircom, based in Thousand Oaks, Calif., is a supplier of PC cards and other products used to connect mobile computing devices to corporate networks and the Internet. Xircom is a leader in innovative small-form-factor networking products and has strong and well-established sales channel relationships.

Q2: WHY HAVE YOU MADE THIS ACQUISITION?

A2: The acquisition of Xircom complements Intel's desktop PC and server-based network access businesses by enabling Intel to provide products for notebook and mobile computing uses.

Q3: DON'T YOU ALREADY HAVE A BUSINESS SELLING NETWORK CARDS? HOW DOES THIS HELP YOU?

A3: Intel does re-sell PC cards and Mini PCI devices that we purchase from Xircom. This acquisition allows us to combine our silicon expertise with Xircom's strong engineering team and channel presence in order to develop and sell new products for the fast growing mobile computing segment.

Q4: WHAT PRODUCTS DOES XIRCOM MAKE?

A4: Xircom's core business is in providing devices to help connect mobile computing devices to networks. These include mobile PC cards and Mini PCI products. In addition, the company makes personal digital assistants (PDAs) and wireless devices that link to wide area networks (WANs).

Q5: WHAT WILL YOU DO WITH THE XIRCOM WIRELESS BUSINESSES?

A5: We are excited about the emerging wireless market segment and plan to expand Xircom's investment in this area.

Q6: WILL YOU RETAIN THE REX(R)PDA BUSINESS? WILL YOU MARKET REX UNDER THE INTEL BRAND?

A6: Over time, we will evaluate the technologies and capabilities we've acquired to determine how they fit with our overall business strategies.

Q7: XIRCOM DOESN'T MANUFACTURE ITS OWN SILICON. WON'T THIS MEAN THE MARGINS FOR THEIR PRODUCTS WILL CONTINUE TO SHRINK AS THEIR PRODUCTS BECOME COMMODITIZED? AREN'T YOU WORRIED ABOUT THIS?

A7: We believe that our silicon expertise added to Xircom's strong engineering team and channel presence makes a strong product offering. We wouldn't be making this acquisition if we thought otherwise.

Q8: HOW DOES THIS ACQUISITION FIT WITH YOUR STRATEGY TO BUILD PRODUCTS AROUND THE INTEL(R)INTERNET EXCHANGE(TM) ARCHITECTURE (IXA)?

A8: Intel's IXA(TM) is targeted for use in network infrastructure equipment such as switches and routers, not for devices used to link mobile computing and communications products to networks.

Q9: WHAT ARE YOU PLANS FOR XIRCOM'S USB BUSINESS?

A9: Over time, we will evaluate the technologies and capabilities we've acquired to determine how they fit with our overall business strategies.

Q10: HOW WILL XIRCOM'S WIRELESS WAN BUSINESS FIT INTO INTEL?

A10: The Wireless WAN team will be part of the Platform Networking Group that builds networking products for local and wide area network access for Server, PC and Notebook platforms.

Q11: HOW MANY EMPLOYEES DOES XIRCOM HAVE? WILL THEY ALL BECOME INTEL EMPLOYEES?

A11: Xircom employs about 1900 people worldwide. At the close, Xircom employees will continue as employees of the new subsidiary with the rights and privileges of employees at Intel.

Q12: WHERE DOES XIRCOM MAINTAIN FACILITIES? WHERE DOES XIRCOM MANUFACTURE ITS PRODUCTS?

A12: Xircom is headquartered in Thousand Oaks, California. The company has its key sales facilities in Belgium, Singapore and Japan, and a wireless development facility located in Colorado Springs. Most of Xircom's manufacturing is done in Penang, Malaysia, near two existing Intel manufacturing facilities. There are over 1100 Xircom employees in Penang, Malaysia. Some products are also manufactured through subcontractors.

Q13: WHICH COMPANIES PROVIDE XIRCOM WITH SILICON COMPONENTS? WILL THIS CHANGE?

A13: Xircom and Intel each use silicon from several major companies. We expect this will continue in the future. As we move forward, we will evaluate how Intel silicon can best be used with the Xircom products.

Q14: WILL YOU CONTINUE TO SELL PRODUCTS UNDER THE XIRCOM BRAND NAME?

A14: Xircom has strong brand recognition in the market segments it serves. We will EVALUATE how best to use this brand equity after the close.

Q15: WHAT IS XIRCOM'S POSITION IN THEIR MARKET SEGMENTS AND WHO ARE THEIR COMPETITORS?

A15: Xircom is a recognized leader in supplying mobile connectivity devices and innovative small-form-factor networking products. There are several companies that have technologies that compete with Xircom, including 3Com.

Q16: XIRCOM'S STOCK WENT FROM ABOUT $50 PER SHARE TO LESS THAN $20 IN LESS THAN SIX MONTHS. IN ADDITION, THE COMPANY IS ALSO FACING A MAJOR TRANSITION IN SALES CHANNELS AND PRODUCT FORM FACTORS. IS THIS REALLY A GOOD DEAL FOR INTEL?

A16: Remember that tech stocks generally have declined since March. We believe that Intel's silicon technology and OEM sales channels will help in the areas where Xircom is facing challenges. In addition, once the acquisition is complete, Intel will be able to provide new and innovative products for connecting mobile computing devices to networks.

Q17: XIRCOM ANNOUNCED THEIR EARNINGS TODAY. WHAT ARE YOUR COMMENTS ON XIRCOM'S FINANCIAL PERFORMANCE?

A17: We believe Xircom provides us with important capabilities, products and technologies. However, it's not appropriate for us to comment one way or another on the company's financial performance. This question is better directed to Xircom.

Q18: YOUR RELEASE SAYS YOU ARE PAYING $25.00 PER SHARE. WILL THE PRICE BE ADJUSTED TO REFLECT THEIR FINANCIAL SITUATION?

A18: We did extensive due diligence on the company and our offer comprehends their current financial condition.

Q19: I UNDERSTAND XIRCOM HAS LAWSUITS PENDING AGAINST NORTHRUP-GRUMMAN AND 3COM. HOW DOES THIS ACQUISITION AFFECT ONGOING LITIGATION? IS SETTLEMENT OF THESE LAWSUITS A CONDITION OF CLOSING?

A19: The acquisition will have no affect on ongoing litigation. Settlement of the lawsuits is not a condition of closing. If you need more information regarding this issue, please contact Xircom.

Q20: DO YOU HAVE TO MAKE A HART-SCOTT-RODINO FILING? HOW LONG WILL HSR REVIEW TAKE?

A20: Yes, we expect to make an HSR filing. The review typically takes about 15 days, but could take more time. We expect the acquisition to close in the first quarter of this year.

Q21: WHY ARE YOU PAYING FOR THIS ACQUISITION WITH CASH AND NOT STOCK?

A21: A number of considerations by both companies affected the deal structure.

Q22: HOW WILL YOU ACCOUNT FOR GOODWILL AND IN PROCESS R&D?

A22: A portion of the value of the acquisition is expected to be goodwill. Beginning in the quarter when it closes, this amount will be included with goodwill amortization from prior acquisitions in a separate line item on the income statement. Regarding in-process R&D, we will do a valuation of the specific projects that are in-process after the transaction has closed. Until we have done the project analysis we cannot determine the amount of the in-process R&D charge.

Q23: WILL THIS ACQUISITION BE ACCRETIVE OR DILUTIVE TO EARNINGS?

A23: There doesn't appear to be any immediate material accretive or dilutive impact from this deal. In the long term we expect all of our acquired businesses to be profitable.

Q24: HOW WAS THE (APPROXIMATELY) $748 MILLION PURCHASE PRICE DETERMINED? $25 PER SHARE IS A SIGNIFICANT PREMIUM ABOVE XIRCOM'S CURRENT TRADING LEVELS.

A24: The approximate purchase price was determined by multiplying all Xircom outstanding common shares times the tender offer price. The approximate cash purchase price is before consideration of any cash to be acquired and Intel's equity position in Xircom. The purchase price estimate does not include the in-the-money value of stock options.

Q25: WILL INTEL ASSUME XIRCOM'S EMPLOYEE STOCK OPTION PROGRAMS? HOW MANY INTEL EQUIVALENT SHARES WILL BE CREATED AS A RESULT OF THIS ASSUMPTION?

A25: Intel will assume the existing Xircom employee stock option programs. Assuming that no options are exercised and tendered, we are estimating that there will be approximately 4.7 million Intel shares associated with these programs.

Q26: WILL YOU RETAIN ALL XIRCOM FACILITIES AND SALES OFFICES

A26: Our objective is to enhance and complement the Xircom businesses that we're buying. As a result, we intend to retain all major Xircom facilities we will acquire.

Q27: DOES INTEL HAVE A STAKE IN XIRCOM?

A27: Intel and Xircom have had an ongoing relationship. In January 1997, Intel took a 12.5 percent stake in Xircom. We currently own about six percent of the company.

Q28: WHAT WILL HAPPEN TO THE XIRCOM MANAGEMENT TEAM AS A RESULT OF THE ACQUISITION?

A28: We expect Xircom's management team to remain in place. Dirk Gates, Xircom's President and CEO will join Intel as a Vice President of the Network Communications Group.

Q29: WHAT ARE THE SPECIAL CLOSING CONDITIONS MENTIONED IN YOUR PRESS RELEASE?

A29: Xircom must maintain certain financial and business conditions. Further details will be contained in the tender offer documents that will be filed shortly.

                                   # # # # # #

     Xircom shareholders are advised to read the tender offer statement regarding the acquisition of Xircom referenced in this news release, which will be filed by Intel and ESR Acquisition with the SEC, and the related solicitation/recommendation statement which will be filed by Xircom with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Xircom at no expense to them. These documents also will be available at no charge at the SEC's web site, www.sec.gov.

================================================================================
The following is a Q&A script prepared by Intel Corporation and given to the employees of Xircom, Inc. for a presentation on January 15, 2001.
================================================================================

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XIRCOM, INC. EMPLOYEE Q&A                                     JANUARY 15, 2001
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Q1: WILL ALL XIRCOM EMPLOYEES HAVE JOBS IN THEIR CURRENT LOCATION?

Intel is entering into this transaction in large part because of Xircom employees and their expertise. The majority of employees will remain in their current locations although some sales offices may be combined with nearby Intel sales offices.

Q2: WILL XIRCOM EMPLOYEES' JOBS CHANGE?

The majority of employees will continue in their current roles and report to their current managers. Some titles may change to better align with Intel job titles.

Q3: WILL XIRCOM EMPLOYEES BECOME INTEL EMPLOYEES?

Yes. Intel is made up of Intel Corporation and a number of subsidiaries in the U.S. and worldwide. When we say people are "Intel employees" they could be employees of Intel Corporation or any of its wholly owned subsidiaries. Upon close, Xircom will become a wholly owned subsidiary of Intel Corporation and all employees will continue as Xircom employees. All Intel employees are treated similarly with regards to pay and benefits.

Q4: WHAT WILL HAPPEN TO XIRCOM'S MANAGEMENT TEAM AFTER THE ACQUISITION?

Xircom will become a wholly owned subsidiary of Intel reporting into the Platform Networking Group (PNG), part of Intel's Network Communications Group
(NCG). Dirk Gates will report to Greg Lang and Gil Frostig, co-GM's of PNG.

Q5: WILL THERE BE ANY DEVELOPMENT EFFORTS THAT WILL BE REDIRECTED?

Between now and close Xircom and Intel will continue to operate as separate companies. Xircom will continue to make decisions on development efforts consistent with its business plans.

Q6: WILL XIRCOM EMPLOYEES RECEIVE INTEL COMPENSATION, HEALTH CARE, AND RETIREMENT BENEFITS?

Shortly after close of the transaction, Xircom employees located in the U.S. will participate fully in Intel's total compensation and benefits programs. Xircom U.S. employees will receive information on these compensation and benefits programs in February when the Total Compensation presentations are delivered. These will be followed by the delivery of individual compensation profiles.

Our desire is to also bring Xircom employees located outside the U.S. onto Intel's compensation and benefits programs in these countries. Over the next few weeks we will be comparing Xircom's and Intel's compensation and benefits programs outside North America and we will provide employees with additional information and specifics as to how and when the transition to Intel's programs will occur, compatible with country specific laws.

Q7: WHAT HAPPENS TO MY XIRCOM STOCK OPTIONS?

Your vested and unvested Xircom stock options will be assumed by Intel. What this means is your stock options will continue in effect under the terms of the stock option plans and agreements under which they were issued. After closing, your Xircom options will be exercisable for Intel shares. The number of Intel shares under your option grant will be determined by the relative values of (1) the final per share purchase price of Xircom shares versus (2) the average (volume weighted) trading price of Intel shares on the five trading days ending before the closing date. In addition, the exercise price of Intel shares will be established in such a manner that the value of your stock options immediately before closing is substantially preserved.

As a simple example, suppose you had 100 Xircom options with an exercise price of $1. Assume that final purchase price of a Xircom share is $5 and the average 5-day trading price of an Intel share before close was $10. Your aggregate gain in your Xircom options would be $400 ($5 Fair Market Value (FMV) - $1 exercise price TIMES 100 options). At the time of close these 100 Xircom options would be converted into 50 Intel options (using the ratio of $5:$10) with a strike price of $2. Your $400 gain would be preserved ($10 FMV - $2 exercise price TIMES 50 options).

Following the close of the transaction there will be a short period of time during which your vested options may not be exercised due to regulatory and/or administrative requirements. Intel will do what it reasonably can to minimize this no-exercise period, usually six weeks or less.

Q8: DOES INTEL AWARD STOCK OPTIONS TO ALL EMPLOYEES?

All Intel employees are eligible to receive Intel stock options. Intel stock options are awarded to employees each year during the annual salary planning process. The decision to award options, and the actual number awarded is based upon employee performance.

Over the next few weeks we will review the local law requirements in countries outside the U.S. to transition to Intel's stock option program. Additional information and specifics will be provided to employees in these countries.

Q9: IF I OWN XIRCOM STOCK, WHAT HAPPENS TO MY SHARES?

All Xircom shareholders will have the opportunity to tender their shares. Both Intel and Xircom will be making filings with the SEC and distributing materials to Xircom's shareholders regarding the tender offer including instruction for tendering shares. These documents will include a Tender Offer Statement (including an Offer to Purchase, Letter of Transmittal and related documents) of Intel and a Solicitation/Recommendation Statement by Xircom. These documents will contain important information about the tender offer, and shareholders should read these documents carefully before making any

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decision regarding the tender offer. These documents will be made available to all shareholders of Xircom at no expense to them and also will be available at no charge at the SEC's web site, www.sec.gov.

Q10: DOES INTEL HAVE A STOCK PARTICIPATION PLAN?

Intel has a stock participation plan that allows employees to purchase Intel stock at 85% of market value. Xircom U.S. employees will have the option to participate in the next available enrollment period following close. Assuming the close occurs after February, the first enrollment period for 2001, the next opportunity for employees to enroll will be in August 2001. The specifics of this plan will be communicated during the Total Compensation presentations.

Over the next few weeks we will review the local law requirements in countries outside the U.S. to transition to Intel's stock participation program. Additional information and specifics will be provided to employees in these countries.

Q11: DOES INTEL HAVE BONUS PLANS?

Intel has two bonus plans, an Employee Bonus (EB) program for all non-commissioned sales employees and an Employee Cash Bonus program (ECBP) for all employees, as well as a commission plan for sales employees. Eligibility, payout information and specifics of these plans will be communicated during the Total Compensation presentations.

Q12: CAN XIRCOM EMPLOYEES TRANSFER INTO OTHER INTEL JOBS?

Intel offers a vast range of career opportunities world wide, and encourages its employees in their professional development. Generally, Xircom employees will be eligible for internal transfer within Intel after being in their current job for at least one year from the time the acquisition is closed. This is consistent with Intel's normal internal business practices.

Q13: WILL INTEL GIVE CREDIT FOR XIRCOM YEARS OF SERVICE?

Intel will give credit for Xircom years of service for most benefits. The specifics of these benefits will be communicated during the Total Compensation presentations.

Q14: WHAT IS THE CULTURE LIKE AT INTEL?

Intel's culture is based upon its values and certain practices that have helped make Intel successful. The Values are: Customer Orientation, Discipline, Quality, Risk Taking, Great Place to Work, and Results Orientation. Some cultural practices, upon which the employee integration program is based, are as follows:

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o    Meritocracy: Being rewarded for accomplishments, not seniority.

o Performance management: An ongoing process to help employees be successful by being clear on and achieving their deliverables, along with employee development.

o    Teamwork: Working together to achieve team goals.

o Participation: Each person contributing to the team process. Especially important are our practices around holding effective meetings.

o Constructive confrontation: Addressing issues in a direct, objective, positive and timely manner.

o Assumed responsibility: Taking responsibility for things that may be outside the scope of a person's job until it can be transferred to an appropriate owner.

o Problem-solving / "Open Door": An employee can approach anyone in the company to help solve a problem or resolve an issue. Start with the source, then peers, manager, manager's manager, etc.

o Decision-making /"disagree & commit": Following a process using the appropriate method for reaching a decision (consensus, consultative, authoritative, or democratic). If a person disagrees, s/he lets others know, including the reason, then commits to action for the benefit of the team.

o Respect and trust: Helping to maintain a harassment free environment of respect and trust, where all ideas are listened to and valued.

o Dealing with change: realizing it is an important part of our environment; using all resources available to adapt to the change.

Q15: WHAT DO I DO IF I HAVE MORE QUESTIONS?

Please route all questions to your manager. Many of your HR & benefits questions will be addressed during the Total Compensation presentations. Many organizational, product, services, integration, and planning questions will not be answerable until after close. Immediately following this presentation we will implement an ongoing forum for addressing employee questions.

Q16: WHEN CAN WE EXPECT THE TRANSACTION TO BE FINAL?

This transaction requires Hart-Scott-Rodino (HSR) filing and approval, a successful tender and other closing conditions. The review typically takes about 15 days, but could take less or more time. We expect the acquisition to close in the first quarter of this year.

Q17: WHAT HAPPENS BETWEEN NOW AND THE CLOSING DATE?

Until the deal closes, both companies will continue to operate independent of each other as the separate companies they are. In other words, it is "business as usual." More information will be provided as we move forward to closing.

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     XIRCOM SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT
REGARDING THE ACQUISITION OF XIRCOM REFERENCED IN THIS NEWS RELEASE, WHICH WILL BE FILED BY INTEL AND ESR ACQUISITION WITH THE SEC, AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT WHICH WILL BE FILED BY XIRCOM WITH THE SEC. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF XIRCOM AT NO EXPENSE TO THEM. THESE DOCUMENTS ALSO WILL BE AVAILABLE AT NO CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV.

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The following is a document prepared and used by Intel Corporation for a presentation to the employees of Xircom, Inc. on January 15, 2001.
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                                                              Intel Confidential


                                  XIRCOM, INC.

                                EMPLOYEE MEETING

                                JANUARY 15, 2001

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                                     XIRCOM

                                   [Graphic]

                              A GREAT NEW TEAM!!!!

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                                     AGENDA

o WHAT IS HAPPENING?

o HOW DOES THIS AFFECT YOU?

o NEXT STEPS

o Q&A

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                               WHAT IS HAPPENING?

o XIRCOM HAS ENTERED INTO AN AGREEMENT TO BE ACQUIRED BY INTEL FOR APPROXIMATELY $748M IN AN ALL-CASH TRANSACTION, SUBJECT TO CERTAIN CONDITIONS

o AT CLOSE

  - XIRCOM BECOMES A WHOLLY-OWNED SUBSIDIARY OF INTEL:
    "XIRCOM, AN INTEL COMPANY"

  - XIRCOM EMPLOYEES CONTINUE AS EMPLOYEES OF
    "XIRCOM, AN INTEL COMPANY"

o XIRCOM WILL BE PART OF INTEL'S PLATFORM NETWORKING GROUP (PNG) REPORTING TO CO-GMS GREG LANG AND GIL FROSTIG

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                               SEQUENCE OF EVENTS

o STEP 1: WE HAVE SIGNED AN AGREEMENT

o STEP 2: PRE-CLOSE (THE "QUIET PERIOD")

  - REGULATORY REVIEW OF THE TRANSACTION

  - OTHER CLOSING CONDITIONS

  - "BUSINESS AS USUAL"

    - Still separate companies

    - Need to act as separate companies until close

    - Clarifications on interactions during this period to follow

  - ONGOING COMMUNICATION FORUMS TO KEEP YOU INFORMED

o STEP 3: WE CLOSE

  - XIRCOM BECOMES AN INTEL COMPANY, INTEGRATION ACTIVITIES BEGIN

    - Compensation & benefits, payroll, badge etc.

    - Start execution on unified product roadmaps


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                                     AGENDA

o WHAT IS HAPPENING?

o HOW DOES IT AFFECT YOU?

o NEXT STEPS

o Q&A
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                           HOW DOES THIS AFFECT YOU?
                              YOUR TOP 3 QUESTIONS

o DO I STILL HAVE A JOB?      YES

  - XIRCOM EMPLOYEES CONTINUE AS EMPLOYEES OF "XIRCOM, AN INTEL COMPANY"

o DO I HAVE TO MOVE?          NO

  - NO PLANS TO MOVE ACQUIRED BUSINESS FROM EXISTING FACILITIES

  - SALES OFFICES MAY BE COMBINED AS APPROPRIATE WITH INTEL SALES OFFICES

o WHAT HAPPENS TO MY COMPENSATION/STOCK/BENEFITS?

  - YOUR XIRCOM OPTIONS BECOME OPTIONS TO BUY INTEL SHARES

  - YOU PARTICIPATE IN INTEL'S COMPENSATION & BENEFITS PLANS AFTER CLOSING


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                           WHEN CAN YOU FIND OUT MORE
                         ABOUT COMPENSATION & BENEFITS?

o PRIOR TO CLOSE:

  - INTEL TOTAL COMPENSATION (T-COMP) OVERVIEW WILL BE PRESENTED

    - FEBRUARY: THOUSAND OAKS, ANTWERP, PENANG, COLORADO SPRINGS

    - MARCH: OTHER SITES

  - YOUR INDIVIDUAL EMPLOYEE COMPENSATION PROFILES WILL BE PREPARED (WITH INPUT FROM XIRCOM MANAGERS AND HR), AND DISCUSSED DIRECTLY WITH YOU

     - GOAL IS TO DELIVER PROFILES IN MARCH

o POST CLOSE:

  - BENEFITS ENROLLMENT

  - EMPLOYEE COMMUNICATIONS

    - Welcome event, newsletter

    - Ongoing Q&A process to answer your questions

  - EMPLOYEE ORIENTATION

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                        POST CLOSE - SOME THINGS CHANGE

o INTERACTION WITH OTHER INTEL TEAMS WILL BE CRITICAL

  - FREQUENT COMMUNICATION TO ENSURE ALIGNMENT

  - INTEL'S ATIQ BAJWA WILL ASSIST WITH ONGOING INTEGRATION

  - SOME PROCESSES AND TOOLS WILL CHANGE TO HELP XIRCOM AND INTEL FIT TOGETHER (E.G. BUSINESS & FINANCIAL PLANNING, ORDERING SUPPLIES)

o JOINT PLANNING TO ALIGN, RATIONALIZE PRODUCT ROADMAPS

  - CURRENT ROADMAPS COMPLEMENTARY

  - JOINT ROADMAP WILL IDENTIFY ADDITIONAL PRODUCT OPPORTUNITIES

o XIRCOM AND INTEL SALES TEAM WILL SUPPORT COMBINED PRODUCT PORTFOLIO


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                     POST CLOSE - MANY THINGS DON'T CHANGE

o MOST PRODUCT PLANS WILL NOT CHANGE IN 2001

  - PRODUCT ROADMAP PLANNING WILL BE A JOINT EFFORT

o XIRCOM CUSTOMERS WILL CONTINUE TO BE SUPPORTED

  - COMMITMENT TO MAINTAIN AND DEVELOP CURRENT RELATIONSHIPS

o THE XIRCOM SALES TEAM IS CORE TO INTEL STRATEGY AND SUCCESS

  - COMPLEMENTARY TO INTEL'S SALES TEAM

  - WILL FORM CORE OF COMBINED SALES TEAM

o XIRCOM BRAND WILL CONTINUE TO BE USED ON EXISTING PRODUCTS

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                                INTEL AND XIRCOM

o GREAT FOR CUSTOMERS

  - BROADER LINE OF WORLD-CLASS PRODUCTS

  - OUTSTANDING CHANNEL AND END-USER SUPPORT

  - FASTER TIME-TO-MARKET WITH NEW TECHNOLOGY

o GREAT FOR SHAREHOLDERS

  - WELL POSITIONED FOR FAST GROWING MARKET SEGMENTS

  - GREAT ALIGNMENT OF PEOPLE, PRODUCTS AND TECHNOLOGY

  - CRITICAL MASS IN OEM AND RESELLER CHANNELS

o GREAT FOR EMPLOYEES

  - EXCITING NEW PRODUCTS AND TECHNOLOGY

  - GREAT OPPORTUNITY TO GROW IN MANY NEW AREAS

  - STRONG TEAM WELL POSITIONED TO WIN

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                               WHAT HAPPENS NEXT?

o CLOSE ANTICIPATED IN 1ST QUARTER OF 2001

  - UNTIL CLOSE BOTH COMPANIES CONTINUE TO OPERATE AS SEPARATE, INDEPENDENT COMPANIES ("BUSINESS AS USUAL")

o JOINT INTEGRATION TEAM BEING FORMED

  - INTEGRATION PLANNING WILL BEGIN OVER THE NEXT FEW WEEKS

  - MANY OF YOU WILL BE ASKED TO CONTRIBUTE TO INTEGRATION PLANNING ACTIVITIES

o MANY DETAILS FORTHCOMING THIS QUARTER

  - OVERVIEW OF INTEL BUSINESS AND STRATEGIC VISION - JAN 2001

  - INTEL TOTAL COMPENSATION OVERVIEW - FEB/MAR 2001

  - INDIVIDUAL COMPENSATION & BENEFITS PACKAGES - MAR 2001

o QUESTIONS DURING "QUIET PERIOD"?

  - ONGOING Q&A PROCESS WILL BE LAUNCHED IMMEDIATELY


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                                     Q & A

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